SE\ 06009635 .MMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 0 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SEC FILE NUMBER
8- 43429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Reich & Tang Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue
(No. and Street)

New York,	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard DeSanctis 212 830-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard De Sanctis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reich & Tang Distributors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DINA D. DIBENEDETTO
Notary Public, State of New York
Registration # 01DI6038433
Qualified in Queens County
My Commission Expires March 13, 2006

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Statement pursuant to Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reich & Tang Distributors, Inc.

Financial Statements and
Supplementary Schedules
Pursuant to the Securities and
Exchange Commission
Rule 17a-5 as of December 31, 2005
and for the Year then Ended

Reich & Tang Distributors, Inc.
Index
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Reich & Tang Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Reich & Tang Distributors, Inc. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 to the financial statements, the Company has extensive transactions with Reich & Tang Asset Management, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2006

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents, affiliates	$	8,708,280
Receivables		
Commissions, net		6,871
Distribution fees from affiliates		205,875
Reimbursement for distribution assistance from affiliate		2,617,271
Property, equipment and leasehold improvements, net		25,025
Deposit with clearing broker		211,950
Other assets		31,998
Total assets	$	11,807,270
Liabilities and Stockholder's Equity		
Distribution assistance payable (Note 4)	$	6,415,366
Accrued expenses payable to affiliate		192,575
Total liabilities		6,607,941
Stockholder's equity		
Common stock, $.01 par value, authorized 1,000 shares, issued 100 shares		1
Additional paid-in capital		3,749,172
Retained earnings		1,450,156
Total stockholder's equity		5,199,329
Total liabilities and stockholder's equity	$	11,807,270

The accompanying notes are an integral part of these financial statements.

Reich & Tang Distributors, Inc.
Statement of Operations
Year Ended December 31, 2005

Revenues	
Distribution fees from affiliates	$ 31,762,898
Commissions (Note 8)	977,632
Dividend income from affiliates	199,911
Interest income	5,497
	32,945,938
Expenses	
Distribution assistance (Note 4)	73,447,696
Distribution assistance reimbursement from affiliate	(41,708,693)
Clearance fees (Note 8)	464,249
Operating expenses paid to affiliate	
Compensation and benefits	397,979
Professional fees	150,035
Communications and data processing	66,380
Occupancy	37,536
Other expenses	77,563
	32,932,745
Profit before income taxes	13,193
Income tax expense	5,962
Net income	$ 7,231

The accompanying notes are an integral part of these financial statements.

Reich & Tang Distributors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock Shares	Par Value at $.01 Per Share	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2004	100	$ 1	$ 3,743,210	$ 1,442,925	$ 5,186,136
Tax contribution (Note 1)			5,962		5,962
Net income				7,231	7,231
Balance at December 31, 2005	100	$ 1	$ 3,749,172	$ 1,450,156	$ 5,199,329

The accompanying notes are an integral part of these financial statements.

Reich & Tang Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities		
Net income	$	7,231
Adjustments to reconcile net income to net cash provided by operations		
Depreciation		4,956
Tax contribution (Note 1)		5,962
Decrease in distribution fees receivable from affiliates		491,090
Decrease in reimbursement for distribution assistance receivable from affiliate		462,585
Decrease in commissions receivable, net		62,403
Increase in deposit with clearing broker		(5,468)
Increase in other assets		(1,320)
Increase in distribution assistance payable		2,189,963
Increase in accrued expenses, affiliate		107,559
Net cash provided by operating activities		3,324,961
Cash and cash equivalents		
Beginning of year		5,383,319
End of year	$	8,708,280

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Reich & Tang Distributors, Inc. ("RTD" or the "Company"), is wholly owned by IXIS Asset Management Holdings, LLC ("IXIS Holdings"). IXIS Holdings is wholly owned by IXIS Asset Management US Group, L.P. (formerly, IXIS Asset Management North America, L.P.), a subsidiary of IXIS Asset Management US Corp. ("IAM US Corp"). IAM US Corp is a wholly-owned affiliate of IXIS Asset Management Participations 1, a French intermediate holding company which is owned by IXIS Asset Management Group S.A. ("IAM Group"). IAM Group is a holding company created in 2004 to manage the asset management entities of France's Caisse Nationale des Caisses d'Epargne ("CNCE"). CNCE is a major diversified financial institution with a global presence in the banking, investment banking, asset management and custody industries and is the majority shareholder of IAM Group. Caisse des Dépôts et Consignations ("CDC") is the largest single shareholder of CNCE, with a 35% interest, with the remaining 65% interest held by over 30 French regional savings banks known as the "Caisses d'Epargne."

The Company is a regulated broker-dealer which provides brokerage and distribution services to investment advisory clients of affiliate Reich & Tang Asset Management, LLC ("RTAM"). RTAM manages mutual funds that are sold through participating organizations and also provides discretionary management of equity and fixed income portfolios for institutions and individuals. RTAM is a wholly-owned subsidiary of IXIS Asset Management US Group, L.P.

The Company prepares its financial statements in accordance with the accrual basis of accounting. A summary of the Company's significant accounting policies follows:

Cash Equivalents

Cash equivalents include money market mutual funds managed by RTAM.

Revenue Recognition

Commissions and related clearing expenses paid to the clearing and execution broker are recorded on a settlement date basis, which does not differ materially from a trade date basis. Distribution fees are recognized as services are rendered. Distribution fees are computed as a percentage of mutual fund assets under management.

Capitalization and Depreciation

Property and equipment are stated at cost and are depreciated over periods ranging from 3 to 5 years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lesser of the economic value or the life of the lease. The cost of repairs and maintenance is expensed as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by IAM US Corp. The Company has an agreement with IAM US Corp, whereby RTD will not pay any income tax provision to IAM US Corp and will not receive any income tax benefit from IAM US Corp. Accordingly, any tax provision/benefit is deemed a contribution/distribution and is recorded as additional paid-in capital in the stockholder's equity account to adjust for this agreement between RTD and IAM US Corp.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Customer Transactions

Customer securities transactions are cleared through Neuberger Berman, LLC ("Neuberger") on a fully disclosed basis. Neuberger reflects all customer securities transactions on its books and records them in accounts that it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

3. Property, Equipment and Leasehold Improvements

Property, equipment, and leasehold improvements at December 31, 2005 consist of the following:

Property and equipment	$ 21,498
Leasehold improvements	56,089
	77,587
Less: Accumulated depreciation and amortization	(52,562)
	$ 25,025

Depreciation expense for the year ended December 31, 2005 was $4,956.

4. Transactions with Related Parties

The Company has entered into written distribution agreements with various participating organizations that generally may be terminated at any time without the payment of penalty subject to agreed-upon notice requirements. The Company has an agreement with RTAM, whereby RTAM has agreed to bear all distribution expenses of the Company paid to participating organizations in excess of the distribution fees and reimbursements received by the Company from the sponsored mutual funds described in Note 1. At December 31, 2005, the aggregate amount of distribution expense incurred by RTAM is presented as "Distribution assistance reimbursement" on the statement of operations and the associated amount due at December 31, 2005 is reflected as "Reimbursement for distribution assistance" in the accompanying statement of financial condition.

In addition, RTAM acts as paying agent for the Company with respect to operating expenses including distribution payments to participating organizations. Under this arrangement the Company remits all fees received from the sponsored mutual funds to RTAM. In addition, the Company is party to an expense sharing agreement with RTAM, whereby certain operating expenses are allocated to the Company. At December 31, 2005, $192,575 was owed to RTAM for reimbursement of operating expenses.

At December 31, 2005, the Company had cash of $8,708,280 invested in money market funds sponsored by RTAM and earned dividends from the funds of $199,911 for the year then ended.

5. Net Capital

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2005, the Company had net capital of $2,097,857 which was $1,657,328 in excess of its required net capital of $440,529. The Company's ratio of aggregate indebtedness to net capital was 3.15 to 1.

Neuberger has elected to compute a reserve requirement with respect to proprietary accounts of introducing broker-dealers ("PAIB Calculation"). The PAIB Calculation is computed under SEC Rule 15c3-3 and allows the introducing broker to receive allowable asset treatment in its net capital calculation for proprietary assets held at their clearing broker. As of December 31, 2005, the Company had cash of $211,950 on deposit at Neuberger and has classified this as an allowable asset in its net capital computation.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the Company's customers and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by ensuring that customer transactions are executed properly by the clearing broker/dealer. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business. The Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

7. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against RTD that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

8. Subsequent Events

During January 2006, the Company put in place a plan to discontinue its brokerage operations. Upon completion, the Company will be focused exclusively on providing distribution services to investment funds sponsored by RTAM.

Reich & Tang Distributors, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2005 — Schedule I

Total stockholder's equity from the Statement of Financial Condition		$ 5,199,329
Deductions		
Nonallowable assets		
Distribution fees receivable	$ 205,875	
Reimbursement for distribution assistance receivable	2,617,271	
Property, equipment and leasehold improvements, net	25,025	
Other assets	31,998	
Other charges, insurance deductible in excess of $5,000	47,136	2,927,305
Net capital before haircuts on securities		2,272,024
Haircuts on securities		
Liquid asset funds	174,167	174,167
Net capital		$ 2,097,857
Aggregate indebtedness		
Distribution assistance payable		$ 6,415,366
Accrued expenses		192,575
Total aggregate indebtedness		$ 6,607,941
Computation of basic net capital requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $50,000		$ 440,529
Net capital in excess of minimum requirements		$ 1,657,328
Ratio of aggregate indebtedness to net capital		3.15 to 1

There are no material differences between the computation of net capital and that included in the Company's unaudited December 31, 2005 FOCUS Report.

As more fully described in Note 2 of the notes to financial statements, the Company clears all securities transactions on a fully disclosed basis and does not hold funds or securities for customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the Rule.

Reich & Tang Distributors, Inc.
Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2005 — Schedule III

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of Reich & Tang Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Reich & Tang Distributors, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2006